

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Stephen P. Weisz
President and Chief Executive Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, FL 32821

> **Re: Marriott Vacations Worldwide Corporation**
> **Amendment No 2 to Registration Statement on Form 10-12(b)**
> **Filed September 30, 2011**
> **File No. 001-35219**

Dear Mr. Weisz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 80

1.   We note your updated disclosure regarding your financings. Please revise your disclosure here to discuss and quantify in percentage terms the historical default rates pertaining to your VOI sales. Please also discuss historical FICO scores for your VOI transactions in greater detail. We may have further comments based on your response.

2.   We note your revisions under this subheading in response to comment 6 in our letter dated September 22, 2011. Please add a risk factor to briefly discuss

attending risks associated with management's assessment that approximately 31% of your properties have been deemed excess inventory.

Unaudited Interim Combined Financial Statements

Notes to Interim Combined Financial Statements

3. Notes Receivable, page F-60

3. We note your response to prior comment 12 and reissue the comment in part. We note you separately disclose reserves related to both your non-securitized and securitized vacation ownership notes receivable. Therefore we remain unclear as to how you do not separately estimate the average remaining default rates for each such classifications within your portfolio. Please advise or revise to separately disclose the estimated average remaining default rates for both your non-securitized and securitized vacation ownership notes receivable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: James Hunter